Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
($ in millions, except ratios)	2012	2011	2011	2010	2009	2008	2007
Determination of earnings (losses):
Income (loss) from continuing operations before taxes	$245.2	$239.5	$456.1	$204.5	$10.2	$(670.0)	$131.6
Add:
Interest expense (a)	35.9	48.0	97.4	151.8	180.2	231.1	219.3
Rent expense (b)	4.6	4.9	9.7	9.5	9.3	9.4	8.1
Total earnings (losses) as defined	$285.7	$292.4	$563.2	$365.8	$199.7	$(429.5)	$359.0

Fixed charges:
Interest expense, net (a)	$35.9	$48.0	$97.4	$151.8	$180.2	$231.1	$219.3
Rent expense (b)	4.6	4.9	9.7	9.5	9.3	9.4	8.1
Capitalized interest	1.5	0.5	1.7	—	—	—	—
Total fixed charges	$42.0	$53.4	$108.8	$161.3	$189.5	$240.5	$227.4

Ratio of earnings to fixed charges (c)	6.8	5.5	5.2	2.3	1.1	— (c)	1.6

(a) Interest expense includes amortization of debt expenses.

(b) Rent expense included in the computation consists of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

(c) Earnings were insufficient to cover fixed charges by $670.0 million for the year ended December 31, 2008, which included a non-cash pre-tax goodwill impairment charge of $717.5 million.